Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited)

1	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	June 30,	December 31,
As at (in millions of Canadian dollars)	2024	2023

ASSETS
Current assets
Cash and cash equivalents	$561	$625
Accounts receivable and other current assets (Note 5)	1,787	1,818
Prepaid expenses	193	150
Inventories	596	566
Regulatory assets (Note 6)	780	866
Total current assets	3,917	4,025
Other assets	1,364	1,298
Regulatory assets (Note 6)	3,762	3,518
Property, plant and equipment, net	45,636	43,385
Intangible assets, net	1,555	1,510
Goodwill	12,538	12,184
Total assets	$68,772	$65,920

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$68	$119
Accounts payable and other current liabilities	2,376	2,972
Regulatory liabilities (Note 6)	607	577
Current installments of long-term debt (Note 7)	2,630	2,296
Total current liabilities	5,681	5,964
Regulatory liabilities (Note 6)	3,466	3,381
Deferred income taxes	4,657	4,399
Long-term debt (Note 7)	28,671	27,235
Finance leases	338	339
Other liabilities	1,302	1,270
Total liabilities	44,115	42,588
Commitments and contingencies (Note 15)
Equity
Common shares (1)	15,346	15,108
Preference shares	1,623	1,623
Additional paid-in capital	8	9
Accumulated other comprehensive income	1,161	653
Retained earnings	4,611	4,112
Shareholders' equity	22,749	21,505
Non-controlling interests	1,908	1,827
Total equity	24,657	23,332
Total liabilities and equity	$68,772	$65,920
(1)    No par value. Unlimited authorized shares. 495.2 million and 490.6 million issued and outstanding as at June 30, 2024 and December 31, 2023, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.

	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023

Revenue	$2,670	$2,594	$5,788	$5,913

Expenses
Energy supply costs	713	787	1,722	2,099
Operating expenses	739	713	1,505	1,454
Depreciation and amortization	480	440	947	876
Total expenses	1,932	1,940	4,174	4,429
Operating income	738	654	1,614	1,484
Other income, net (Note 11)	65	64	138	133
Finance charges	347	323	683	638
Earnings before income tax expense	456	395	1,069	979
Income tax expense	69	49	170	149
Net earnings	$387	$346	$899	$830

Net earnings attributable to:
Non-controlling interests	$38	$35	$73	$66
Preference equity shareholders (Note 8)	18	17	36	33
Common equity shareholders	331	294	790	731
	$387	$346	$899	$830

Earnings per common share (Note 12)
Basic	$0.67	$0.61	$1.60	$1.51
Diluted	$0.67	$0.61	$1.60	$1.51

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars)	2024	2023	2024	2023

Net earnings	$387	$346	$899	$830

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses) (1)	182	(339)	564	(383)
Other (2)	(1)	5	3	3
	181	(334)	567	(380)
Comprehensive income	$568	$12	$1,466	$450

Comprehensive income attributable to:
Non-controlling interests	$56	$(1)	$132	$25
Preference equity shareholders	18	17	36	33
Common equity shareholders	494	(4)	1,298	392
	$568	$12	$1,466	$450
(1)Net of hedging activities and income tax recovery of $2 million and $8 million for the three and six months ended June 30, 2024, respectively (three and six months ended June 30, 2023 - income tax expense of $6 million)
(2)Net of income tax expense of $nil for the three and six months ended June 30, 2024 (three and six months ended June 30, 2023 - income tax expense of $2 million)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.
	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars)	2024	2023	2024	2023

Operating activities
Net earnings	$387	$346	$899	$830
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	421	381	830	759
Amortization - intangible assets	39	38	77	76
Amortization - other	20	21	40	41
Deferred income tax expense	21	24	51	55
Equity component, allowance for funds used during construction (Note 11)	(32)	(23)	(62)	(46)
Other	22	43	22	49
Change in long-term regulatory assets and liabilities	(20)	(103)	(100)	(82)
Change in working capital (Note 13)	(44)	217	(175)	177
Cash from operating activities	814	944	1,582	1,859

Investing activities
Additions to property, plant and equipment	(1,064)	(938)	(2,135)	(1,845)
Additions to intangible assets	(48)	(44)	(90)	(91)
Contributions in aid of construction	24	20	51	71
Other	(59)	(51)	(112)	(89)
Cash used in investing activities	(1,147)	(1,013)	(2,286)	(1,954)

Financing activities
Proceeds from long-term debt, net of issuance costs (Note 7)	1,071	1,247	1,418	1,881
Repayments of long-term debt and finance leases	(692)	(364)	(696)	(697)
Borrowings under committed credit facilities	1,824	1,972	3,728	3,875
Repayments under committed credit facilities	(1,593)	(2,201)	(3,330)	(3,938)
Net change in short-term borrowings	(59)	(273)	(52)	(165)
Issue of common shares, net of costs and dividends reinvested	8	14	21	28
Dividends
Common shares, net of dividends reinvested	(184)	(172)	(363)	(342)
Preference shares	(18)	(17)	(36)	(33)
Subsidiary dividends paid to non-controlling interests	(24)	(17)	(54)	(40)
Other	(14)	20	(13)	28
Cash from financing activities	319	209	623	597
Effect of exchange rate changes on cash and cash equivalents	6	(7)	17	(2)
Change in cash and cash equivalents	(8)	133	(64)	500
Change in cash associated with assets held for sale	—	(19)	—	(19)
Cash and cash equivalents, beginning of period	569	576	625	209
Cash and cash equivalents, end of period	$561	$690	$561	$690

Supplementary Cash Flow Information (Note 13)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the three months ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at March 31, 2024	493.0	$15,232	$1,623	$8	$998	$4,279	$1,875	$24,015
Net earnings	—	—	—	—	—	349	38	387
Other comprehensive income	—	—	—	—	163	—	18	181
Common shares issued	2.2	114	—	—	—	—	—	114
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(24)	(24)
Dividends on preference shares	—	—	—	—	—	(18)	—	(18)
Other	—	—	—	—	—	1	1	2
As at June 30, 2024	495.2	$15,346	$1,623	$8	$1,161	$4,611	$1,908	$24,657

As at March 31, 2023	484.4	$14,773	$1,623	$8	$967	$3,896	$1,816	$23,083
Net earnings	—	—	—	—	—	311	35	346
Other comprehensive loss	—	—	—	—	(298)	—	(36)	(334)
Common shares issued	2.0	116	—	(1)	—	—	—	115
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(17)	(17)
Dividends on preference shares	—	—	—	—	—	(17)	—	(17)
Other	—	—	—	1	—	—	—	1
As at June 30, 2023	486.4	$14,889	$1,623	$8	$669	$4,190	$1,798	$23,177

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the six months ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2023	490.6	$15,108	$1,623	$9	$653	$4,112	$1,827	$23,332
Net earnings	—	—	—	—	—	826	73	899
Other comprehensive income	—	—	—	—	508	—	59	567
Common shares issued	4.6	238	—	—	—	—	—	238
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(54)	(54)
Dividends declared on common shares ($0.59 per share)	—	—	—	—	—	(291)	—	(291)
Dividends on preference shares	—	—	—	—	—	(36)	—	(36)
Other	—	—	—	(1)	—	—	3	2
As at June 30, 2024	495.2	$15,346	$1,623	$8	$1,161	$4,611	$1,908	$24,657

As at December 31, 2022	482.2	$14,656	$1,623	$10	$1,008	$3,733	$1,812	$22,842
Net earnings	—	—	—	—	—	764	66	830
Other comprehensive loss	—	—	—	—	(339)	—	(41)	(380)
Common shares issued	4.2	233	—	(1)	—	—	—	232
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(40)	(40)
Dividends declared on common shares ($0.565 per share)	—	—	—	—	—	(274)	—	(274)
Dividends on preference shares	—	—	—	—	—	(33)	—	(33)
Other	—	—	—	(1)	—	—	1	—
As at June 30, 2023	486.4	$14,889	$1,623	$8	$669	$4,190	$1,798	$23,177

See accompanying Notes to Condensed Consolidated Interim Financial Statements

6	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to: (i) the impact of seasonal weather conditions on customer demand; (ii) the impact of market conditions, particularly with respect to long-term wholesale sales at UNS Energy; (iii) changes in the U.S.-to-Canadian dollar exchange rate; and (iv) the timing and significance of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNSE") and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated
Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting. Consists of non-regulated holding company expenses, as well as non-regulated long-term contracted generation assets in Belize. Also includes results for the Aitken Creek natural gas storage facility ("Aitken Creek") until the November 1, 2023 date of disposition.

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2023 Annual Financial Statements"). A summary of significant outstanding regulatory matters follows.

ITC
MISO Base ROE: In 2022, the U.S. Court of Appeals for the District of Columbia Circuit issued a decision vacating certain Federal Energy Regulatory Commission ("FERC") orders that had established the methodology for setting the base return on equity ("ROE") for transmission owners operating in the Midcontinent Independent System Operator, Inc. ("MISO") region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which remain unknown.

Transmission Incentives: In 2021, FERC issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding remain unknown.

Transmission Right of First Refusal ("ROFR"): In December 2023, the Iowa District Court ruled that the manner in which Iowa's ROFR statute was passed is unconstitutional. The statute granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. The District Court did not make any determination on the merits of the ROFR itself, but did issue a permanent injunction preventing ITC and others from taking further action to construct the MISO long range transmission plan ("LRTP") tranche 1 Iowa projects in reliance on the ROFR. In July 2024, a judge on the Iowa Supreme Court granted a motion filed by ITC requesting a stay of the injunction issued by the District Court. With the stay of the injunction in place, ITC is permitted to advance construction of all Iowa tranche 1 projects originally awarded to the company in 2022. Certain complainants have requested that the judge's order be reviewed by a full quorum of the Iowa Supreme Court. Until there is more certainty around the resolution of these matters, we cannot predict the impact on the timing of capital expenditures related to the LRTP tranche 1 Iowa projects.

7	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
2. REGULATORY MATTERS (cont'd)

Central Hudson
2024 General Rate Application: In July 2024, the New York State Public Service Commission ("PSC") approved a one-year rate plan for Central Hudson with retroactive application to July 1, 2024, including an allowed ROE of 9.5%, an increase from the previous allowed ROE of 9.0%. The decision also concluded that there will be no change in the common equity component of capital structure of 48%.

Customer Information System ("CIS") Implementation: In June 2024, the PSC issued an order that concluded the investigation concerning Central Hudson's billing system implementation. The PSC also released the final report issued by an independent third-party which determined that the CIS is stable and the critical issues have been resolved. As part of the order, total costs of US$63 million were agreed to not be recovered from customers, of which the majority were recognized prior to 2024. The remaining costs to be recognized associated with the order, including Central Hudson's US$4 million contribution to a customer benefit fund recorded in the second quarter of 2024, are not expected to be material.

FortisBC Energy and FortisBC Electric
2025-2027 Rate Framework: In April 2024, FortisBC filed an application with the British Columbia Utilities Commission requesting approval of a rate framework for the period 2025 through 2027. The rate framework builds upon the current multi-year rate plan and includes, amongst other items, a revised level of operation and maintenance expense per customer indexed for inflation less a fixed productivity adjustment factor, a similar approach to growth capital, a forecast approach to sustaining and other capital, continued collection of an innovation fund recognizing the need to accelerate investment in clean energy innovation, and the continued sharing with customers of variances from the allowed ROE. The rate framework also proposes the continuation of deferral mechanisms currently in place. The regulatory process will continue throughout 2024, with a decision expected in mid-2025.

FortisAlberta
Generic Cost of Capital ("GCOC") Decision: In October 2023, the Alberta Utilities Commission ("AUC") issued a decision on the 2024 GCOC proceeding. In November 2023, FortisAlberta sought permission to appeal the GCOC decision to the Court of Appeal of Alberta ("Court of Appeal") on the basis that the AUC erred in its decision to not adjust FortisAlberta's ROE and common equity component of capital structure to address incremental business risk associated with competition from Rural Electrification Associations ("REAs") located in FortisAlberta's service area, as well as heightened regulatory risk due to the non-recovery of costs attributable to REAs. In April 2024, the Court of Appeal granted FortisAlberta permission to appeal, which is expected to be complete in the first quarter of 2025.

Third PBR Term Decision: In October 2023, the AUC issued a decision establishing the parameters for the third performance-based rate ("PBR") setting term for the period of 2024 through 2028. In November 2023, FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. The timing and outcome of a decision on the request for appeal is unknown.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with U.S. GAAP for rate-regulated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2023 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2023 Annual Financial Statements.

8	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
3. ACCOUNTING POLICIES (cont'd)

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

Segment Reporting: ASU No. 2023-07, Improvements to Reportable Segment Disclosures, is effective for Fortis' December 31, 2024 annual financial statements and for interim periods beginning in 2025, on a retrospective basis. The ASU requires disclosure of incremental segment information, including significant segment expenses and other items that are included in segment profit or loss. Fortis is continuing to assess the impact on its disclosures.

Income Taxes: ASU No. 2023-09, Improvements to Income Tax Disclosures, is effective for Fortis on January 1, 2025 on a prospective basis, with retrospective application and early adoption permitted. The ASU requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. Fortis does not expect the ASU to materially impact its disclosures.

4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2024 and 2023.

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at June 30, 2024 and December 31, 2023, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and six months ended June 30, 2024 and 2023.

9	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Quarter ended June 30, 2024
Revenue	556	710	303	336	204	120	433	2,662	8	—	2,670
Energy supply costs	—	272	96	77	—	21	247	713	—	—	713
Operating expenses	129	189	167	101	50	34	62	732	7	—	739
Depreciation and amortization	111	101	31	84	75	22	55	479	1	—	480
Operating income	316	148	9	74	79	43	69	738	—	—	738
Other income, net	26	9	16	10	3	1	2	67	(2)	—	65
Finance charges	120	37	18	39	34	20	23	291	56	—	347
Income tax expense	51	16	2	13	8	4	5	99	(30)	—	69
Net earnings	171	104	5	32	40	20	43	415	(28)	—	387
Non-controlling interests	32	—	—	1	—	—	5	38	—	—	38
Preference share dividends	—	—	—	—	—	—	—	—	18	—	18
Net earnings attributable to common equity shareholders	139	104	5	31	40	20	38	377	(46)	—	331

Additions to property, plant and equipment and intangible assets	309	209	98	221	135	33	106	1,111	1	—	1,112

As at June 30, 2024
Goodwill	8,395	1,890	617	913	228	235	260	12,538	—	—	12,538
Total assets	25,437	13,454	5,637	9,612	6,120	2,744	5,388	68,392	422	(42)	68,772

Quarter ended June 30, 2023
Revenue	519	661	317	362	181	116	420	2,576	18	—	2,594
Energy supply costs	—	262	121	141	—	22	241	787	—	—	787
Operating expenses	125	204	144	91	44	31	56	695	18	—	713
Depreciation and amortization	103	88	28	78	67	24	51	439	1	—	440
Operating income	291	107	24	52	70	39	72	655	(1)	—	654
Other income, net	19	12	13	9	3	1	5	62	2	—	64
Finance charges	105	37	15	43	30	19	21	270	53	—	323
Income tax expense	49	12	5	(5)	2	3	8	74	(25)	—	49
Net earnings	156	70	17	23	41	18	48	373	(27)	—	346
Non-controlling interests	29	—	—	—	—	—	6	35	—	—	35
Preference share dividends	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	127	70	17	23	41	18	42	338	(44)	—	294

Additions to property, plant and equipment and intangible assets	264	183	78	125	182	35	115	982	—	—	982

As at June 30, 2023
Goodwill	8,127	1,829	597	913	228	235	254	12,183	—	—	12,183
Total assets	23,838	12,303	5,105	8,587	5,718	2,625	4,993	63,169	941	(29)	64,081

10	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Year-to-date June 30, 2024
Revenue	1,106	1,465	678	897	401	266	960	5,773	15	—	5,788
Energy supply costs	—	598	218	239	—	70	597	1,722	—	—	1,722
Operating expenses	265	395	338	196	97	67	125	1,483	22	—	1,505
Depreciation and amortization	220	199	61	168	144	44	108	944	3	—	947
Operating income	621	273	61	294	160	85	130	1,624	(10)	—	1,614
Other income, net	54	21	30	19	5	3	10	142	(4)	—	138
Finance charges	233	72	36	78	67	40	47	573	110	—	683
Income tax expense	102	30	13	57	13	8	12	235	(65)	—	170
Net earnings	340	192	42	178	85	40	81	958	(59)	—	899
Non-controlling interests	63	—	—	1	—	—	9	73	—	—	73
Preference share dividends	—	—	—	—	—	—	—	—	36	—	36
Net earnings attributable to common equity shareholders	277	192	42	177	85	40	72	885	(95)	—	790

Additions to property, plant and equipment and intangible assets	666	423	187	423	263	60	201	2,223	2	—	2,225

As at June 30, 2024
Goodwill	8,395	1,890	617	913	228	235	260	12,538	—	—	12,538
Total assets	25,437	13,454	5,637	9,612	6,120	2,744	5,388	68,392	422	(42)	68,772

Year-to-date June 30, 2023
Revenue	1,038	1,401	759	1,117	360	255	927	5,857	56	—	5,913
Energy supply costs	—	599	328	518	—	69	585	2,099	—	—	2,099
Operating expenses	260	394	306	189	86	61	116	1,412	42	—	1,454
Depreciation and amortization	204	175	56	155	131	48	101	870	6	—	876
Operating income	574	233	69	255	143	77	125	1,476	8	—	1,484
Other income, net	36	26	27	16	3	2	12	122	11	—	133
Finance charges	204	73	33	84	60	39	42	535	103	—	638
Income tax expense	96	26	14	40	5	4	14	199	(50)	—	149
Net earnings	310	160	49	147	81	36	81	864	(34)	—	830
Non-controlling interests	57	—	—	—	—	—	9	66	—	—	66
Preference share dividends	—	—	—	—	—	—	—	—	33	—	33
Net earnings attributable to common equity shareholders	253	160	49	147	81	36	72	798	(67)	—	731

Additions to property, plant and equipment and intangible assets	600	368	156	239	301	62	208	1,934	2	—	1,936

As at June 30, 2023
Goodwill	8,127	1,829	597	913	228	235	254	12,183	—	—	12,183
Total assets	23,838	12,303	5,105	8,587	5,718	2,625	4,993	63,169	941	(29)	64,081

11	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is recorded in accounts receivable and other current assets, changed as follows.

	Quarter		Year-to-Date
($ millions)	2024	2023	2024	2023
Periods ended June 30
Balance, beginning of period	(69)	(59)	(68)	(58)
Credit loss expense	(8)	(3)	(16)	(11)
Credit loss deferral	(9)	(2)	(20)	(3)
Write-offs, net of recoveries	17	4	36	12
Foreign exchange	—	—	(1)	—
Balance, end of period	(69)	(60)	(69)	(60)

See Note 14 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2023 Annual Financial Statements. A summary follows.

	As at
	June 30,	December 31,
($ millions)	2024	2023
Regulatory assets
Deferred income taxes	2,141	2,058
Deferred energy management costs	532	521
Rate stabilization and related accounts	492	521
Employee future benefits	257	254
Derivatives	182	197
Deferred lease costs	139	137
Deferred restoration costs	134	115
Manufactured gas plant site remediation deferral	78	81
Generation early retirement costs	72	64
Other regulatory assets	515	436
Total regulatory assets	4,542	4,384
Less: Current portion	(780)	(866)
Long-term regulatory assets	3,762	3,518

Regulatory liabilities
Future cost of removal	1,631	1,547
Deferred income taxes	1,291	1,280
Employee future benefits	292	294
Rate stabilization and related accounts	291	292
Renewable energy surcharge	129	129
Alberta Electric System Operator charges deferral	115	121
Energy efficiency liability	88	78
Other regulatory liabilities	236	217
Total regulatory liabilities	4,073	3,958
Less: Current portion	(607)	(577)
Long-term regulatory liabilities	3,466	3,381

12	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
7. LONG-TERM DEBT

	As at
	June 30,	December 31,
($ millions)	2024	2023
Long-term debt	29,474	28,131
Credit facility borrowings	2,006	1,572
Total long-term debt	31,480	29,703
Less: Deferred financing costs and debt discounts	(179)	(172)
Less: Current installments of long-term debt	(2,630)	(2,296)
	28,671	27,235

Significant Long-Term Debt Issuances		Interest
Year-to-date June 30, 2024	Month	Rate				Use of
($ millions, except as noted)	Issued	(%)	Maturity	Amount		Proceeds
ITC
Secured senior notes	January	5.98	2034	US	85	(1) (2) (3)
First mortgage bonds	January	5.11	2029	US	75	(1) (2) (3)
First mortgage bonds	January	5.38	2034	US	75	(1) (2) (3)
Unsecured senior notes	May	5.65	2034	US	400	(3) (4)
Central Hudson
Senior notes	April	5.59	2031	US	25	(1) (3)
Senior notes	April	5.69	2034	US	35	(1) (3)
FortisAlberta
Unsecured debentures	May	4.90	2054	300		(1) (2) (3) (4)
Caribbean Utilities
Unsecured senior notes	May	6.17	2039	US	40	(1) (2) (3) (5)
Unsecured senior notes	May	6.37	2049	US	40	(1) (2) (3) (5)
UNS Energy
Unsecured senior notes	June	5.60	2036	US	30	(1) (3)
(1)    Repay short-term and/or credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes
(4)     Repay maturing long-term debt
(5)     Total of US$50 million expected to be used to fund or refinance a portfolio of new and/or existing qualifying green initiatives

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. In September 2023, Fortis established an at-the-market equity program ("ATM Program") pursuant to the short-form base shelf prospectus, that allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until December 22, 2024. As at June 30, 2024, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	June 30,	December 31,
($ millions)	Utilities	and Other	2024	2023
Total credit facilities	4,234	2,260	6,494	6,176
Credit facilities utilized:
Short-term borrowings (1)	(68)	—	(68)	(119)
Long-term debt (including current portion) (2)	(1,192)	(814)	(2,006)	(1,572)
Letters of credit outstanding	(55)	(21)	(76)	(101)
Credit facilities unutilized	2,919	1,425	4,344	4,384
(1)    The weighted average interest rate was 7.3% (December 31, 2023 - 6.9%).
(2)    The weighted average interest rate was 5.7% (December 31, 2023 - 6.2%). The current portion was $1,610 million (December 31, 2023 - $1,160 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $6.0 billion of the total credit facilities are committed with maturities ranging from 2024 through 2029.

13	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
7. LONG-TERM DEBT (cont'd)

See Note 14 in the 2023 Annual Financial Statements for a description of the credit facilities as at December 31, 2023.

In April 2024, FortisBC Energy increased its operating credit facility from $700 million to $900 million and extended the maturity to July 2028. In May 2024, FortisBC Electric increased its operating credit facility from $150 million to $200 million and extended the maturity to April 2028.

In May 2024, the Corporation extended the maturity on its unsecured US$500 million non-revolving term credit facility to May 2025. The facility is repayable at any time without penalty. In June 2024, the Corporation amended its $1.3 billion revolving term committed credit facility to extend the maturity to July 2029.

8. PREFERENCE SHARES

On March 1, 2024, the annual fixed dividend per share for the First Preference Shares, Series K was reset from $0.9823 to $1.3673 for the five-year period up to but excluding March 1, 2029.

9. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2024	2023	2024	2023
Quarter ended June 30
Service costs	19	16	6	6
Interest costs	40	40	8	7
Expected return on plan assets	(55)	(50)	(7)	(5)
Amortization of actuarial gains	—	(3)	(5)	(5)
Amortization of past service credits/plan amendments	(1)	(1)	—	(1)
Regulatory adjustments	—	2	1	1
Net benefit cost	3	4	3	3

Year-to-date June 30
Service costs	37	31	12	11
Interest costs	80	80	15	15
Expected return on plan assets	(110)	(100)	(13)	(11)
Amortization of actuarial gains	—	(5)	(9)	(9)
Amortization of past service credits/plan amendments	(1)	(1)	—	(1)
Regulatory adjustments	—	6	1	3
Net benefit cost	6	11	6	8

Defined contribution pension plan expense for the three and six months ended June 30, 2024 was $14 million and $31 million, respectively (three and six months ended June 30, 2023 - $13 million and $29 million, respectively).

10. DISPOSITION

In November 2023, Fortis sold its Aitken Creek business to a subsidiary of Enbridge Inc. for approximately $470 million including working capital and closing adjustments.

For the three and six months ended June 30, 2023, Aitken Creek had net earnings of $3 million and $18 million, respectively.

14	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
11. OTHER INCOME, NET

	Quarter		Year-to-Date
($ millions)	2024	2023	2024	2023
Periods ended June 30
Equity component, allowance for funds used during construction	32	23	62	46
Non-service component of net periodic benefit cost	18	16	36	32
Interest income (1)	16	18	32	34
Equity income	(1)	2	4	7
(Loss) gain on derivatives, net	(1)	3	(6)	12
Other	1	2	10	2
	65	64	138	133
(1)    Includes interest on short-term deposits, as well as interest on regulatory deferrals, including the PPFAC at TEP and UNSE

12. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2024			2023
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended June 30
Basic EPS	331	494.0	0.67	294	485.4	0.61
Potential dilutive effect of stock options	—	0.2		—	0.3
Diluted EPS	331	494.2	0.67	294	485.7	0.61

Year-to-date June 30
Basic EPS	790	492.8	1.60	731	484.3	1.51
Potential dilutive effect of stock options	—	0.4		—	0.3
Diluted EPS	790	493.2	1.60	731	484.6	1.51

13. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter		Year-to-Date
($ millions)	2024	2023	2024	2023
Periods ended June 30
Change in working capital
Accounts receivable and other current assets	128	208	63	489
Prepaid expenses	(27)	(19)	(29)	(19)
Inventories	(44)	(29)	(14)	62
Regulatory assets - current portion	42	164	134	160
Accounts payable and other current liabilities	(160)	(132)	(347)	(537)
Regulatory liabilities - current portion	17	25	18	22
	(44)	217	(175)	177

Non-cash investing and financing activities
Accrued capital expenditures	469	366	469	366
Common share dividends reinvested	107	102	218	205
Contributions in aid of construction	9	10	9	10

15	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas price curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at June 30, 2024, unrealized losses of $182 million (December 31, 2023 - $197 million) were recognized as regulatory assets and unrealized gains of $42 million (December 31, 2023 - $37 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek, which was sold on November 1, 2023, held gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three and six months ended June 30, 2024, unrealized gains of $nil and $36 million were recognized in revenue, respectively (three and six months ended June 30, 2023 - unrealized losses of $8 million and unrealized gains of $6 million, respectively).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash and/or share settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $134 million and terms of one to three years expiring at varying dates through January 2027. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and six months ended June 30, 2024, unrealized losses of $1 million and $4 million, respectively were recognized in other income, net (three and six months ended June 30, 2023 - unrealized losses of $1 million and unrealized gains of $5 million, respectively).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through March 2026 and have a combined notional amount of $440 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and six months ended June 30, 2024, unrealized losses of $2 million and $5 million, respectively were recognized in other income, net (three and six months ended June 30, 2023 - unrealized gains of $5 million and $7 million, respectively).

Interest Rate Locks
During the second quarter of 2024, ITC entered into and settled interest rate locks with a combined notional value of US$300 million. These contracts were used to manage interest rate risk associated with the issuance of US$400 million unsecured senior notes in May 2024. Realized losses of US$3 million were recognized in other comprehensive income, which will be reclassified to earnings as a component of interest expense over 5 years.

16	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Cross-Currency Interest Rate Swaps
The Corporation holds cross-currency interest rate swaps, maturing in 2029, to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt. The Corporation has designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the foreign net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on secured overnight financing rates. During the three and six months ended June 30, 2024, unrealized losses of $2 million and $15 million, respectively were recorded in other comprehensive income (three and six months ended June 30, 2023 - unrealized gains of $9 million and $10 million, respectively).

Other Investments
UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. These investments are recorded at fair value based on quoted market prices in active markets. Gains and losses are recognized in other income, net. During the three and six months ended June 30, 2024, gains of $2 million and $6 million, respectively were recognized in other income, net (three and six months ended June 30, 2023 - gains of $1 million and $3 million, respectively).

Recurring Fair Value Measures

The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at June 30, 2024
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	57	—	57
Energy contracts not subject to regulatory deferral (2)	—	40	—	40
Other investments (4)	132	—	—	132
	132	97	—	229
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(197)	—	(197)
Energy contracts not subject to regulatory deferral (5)	—	(2)	—	(2)
Foreign exchange contracts, total return and cross-currency interest rate swaps (5)	—	(24)	—	(24)
	—	(223)	—	(223)
As at December 31, 2023
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	49	—	49
Energy contracts not subject to regulatory deferral (2)	—	6	—	6
Foreign exchange contracts (2)	—	5	—	5
Other investments (4)	145	—	—	145
	145	60	—	205
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(209)	—	(209)
Energy contracts not subject to regulatory deferral (5)	—	(3)	—	(3)
Total return and cross-currency interest rate swaps (5)	—	(6)	—	(6)
	—	(218)	—	(218)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in cash and cash equivalents and other assets
(5)Included in accounts payable and other current liabilities or other liabilities

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

17	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Posted/(Received)	Net Amount
As at June 30, 2024
Derivative assets	97	(34)	15	78
Derivative liabilities	(199)	34	(10)	(175)

As at December 31, 2023
Derivative assets	55	(24)	28	59
Derivative liabilities	(212)	24	(1)	(189)

Volume of Derivative Activity
As at June 30, 2024, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	June 30,	December 31,
	2024	2023
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	831	628
Electricity power purchase contracts (GWh)	492	588
Gas swap contracts (PJ)	247	228
Gas supply contracts (PJ)	113	134
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	4,092	1,310
Gas swap contracts (PJ)	2	3
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable since the suspension of collection efforts initially required in response to the COVID-19 pandemic. Central Hudson continues to proactively contact customers regarding past-due balances to advise them of financial assistance available through state programs, and collection efforts continue to expand. Under its regulatory framework, Central Hudson can defer uncollectible write-offs that exceed 10 basis points above the amounts collected in customer rates for future recovery.

UNS Energy, Central Hudson, FortisBC Energy, and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $111 million as at June 30, 2024 (December 31, 2023 - $117 million).

18	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2024 and 2023
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Fortis Belize Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at June 30, 2024, US$2.6 billion (December 31, 2023 - US$2.6 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$11.8 billion (December 31, 2023 - US$11.5 billion) unhedged. Exchange rate fluctuations associated with the net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at June 30, 2024, the carrying value of long-term debt, including current portion, was $31.5 billion (December 31, 2023 - $29.7 billion) compared to an estimated fair value of $28.9 billion (December 31, 2023 - $27.9 billion).

15. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2023 Annual Financial Statements.

Contingency
In April 2013, FortisBC Holdings Inc. and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline across reserve lands. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued as the outcome cannot yet be reasonably determined.

19	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT